

May 15, 2019

David L. Edgar
Controller and Acting Chief Financial Officer
OptimumBank Holdings, Inc.
2477 East Commercial Blvd.
Fort Lauderdale, FL 33308

> **Re: OptimumBank Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 22, 2019**
> **File No. 000-50755**

Dear Mr. Edgar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 14A filed April 22, 2019

General

1.   Please provide us with your detailed legal analysis for whether the proposed exchange offer constitutes a tender offer under Exchange Act Rule 13e-4.

Proposal No. 2, page 15

2.   Please revise to disclose all material terms of the Trust Preferred Securities issued by OptimumBank Capital Trust I and your proposed exchange offer. For example, please disclose:

- The interest rate, payment schedule, and whether and how accrued interest is capitalized for payments due to holders of the Trust Preferred Securities;

- Whether principal, interest, or some combination will be satisfied in the event that a holder accepts the exchange of less than all of their Trust Preferred Securities;

- How you will treat oversubscriptions in the event that (i) more than $3,150,000 of Trust Preferred Securities are accepted for exchange, and or (ii) a person accepts the exchange such that they would be the beneficial owner of more than 9.9% of your common stock;

- If true, that the common stock issued in exchange may be issued at different prices, depending on the market price of your common stock on the date on which a holder delivers acceptance of the exchange offer to you;

- Any material restrictions on common stock issued in exchange for your outstanding Trust Preferred Securities and the exemption(s) from registration on which you intend to rely;

- The nature of Mr. Gubin's affiliate relationship with Preferred Shares, LLC, including his interest therein; and

- The terms of Preferred Shares, LLC's initial acquisition of 5,000 Trust Preferred Securities on May 8, 2018 and its sale of 694 Trust Preferred Securities during the third quarter of 2018 (*e.g.* price paid, outstanding balance, conversion terms, etc.).

Please refer to Item 5 and Item 12 of Schedule 14A for guidance.

Proposal No. 3, page 19

3. Please disclose the material terms on which Preferred Shares, LLC proposes to transfer any or all of its 4,306 Trust Preferred Securities so that other individuals may participate in your exchange offer as required by Item 5 of Schedule 14A. Please also tell us the exemption(s) from registration on which Preferred Shares, LLC intends to rely on in order to resell these securities.

4. We note that Mr. Gubin abstained from voting on proposals related to the Trust Preferred Securities given his current ownership interest therein. Please revise to disclose whether your board of directors considered if any other directors had a conflict of interest with respect to proposal 3 given that it seeks to authorize the participation of all "officers, directors and employees" in the exchange offer and, if so, the material conclusions reached by the board as well as how any such conflicts were addressed.

Management Compensation
Director Compensation, page 28

5. Revise to disclose the material factors necessary to understand the "additional services as

a director" that Mr. Gubin performed in 2018 in exchange for his $200,000 in stock awards, as well as why Mr. Gubin receives a higher fee per meeting attended than other directors. Refer to Item 402(r)(3) of Regulation S-K.

How to Obtain Exhibits to Form 10-K and Other Information, page 32

6.   Please revise to include all financial information required by Item 12(f) of Schedule 14A in your proxy statement itself as you do not appear eligible to incorporate this information by reference pursuant to either Item 13(b)(1) or Item 13(c)(1) Schedule 14A. In this regard we note that you propose to issue a significant amount of common stock relative to the amount already outstanding, that you may do so below the recent market price of your common stock, and that increasing your stockholders' equity based on the value of the Trust Preferred Securities acquired is one of your reasons for the proposed exchange offer. Accordingly, such information appears material for the exercise of prudent judgement in regard to the matters to be acted upon and may not be omitted in reliance on Instruction 1 to Item 13 of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services

cc: Tom Cookson, Esq.